FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-216079

March 26, 2019

NGL ENERGY PARTNERS LP

9.625% Class C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

(Liquidation Preference $25.00 per unit)

Issuer	NGL Energy Partners LP (the “Partnership”).

Trade Date	March 26, 2019.

Settlement Date	April 2, 2019 (T + 5).

Title of Securities	9.625% Class C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “units”).

Number of Units	1,600,000 units.

Number of Option Units	240,000 units.

Public Offering Price	$25.00 per unit; $40,000,000 total (assuming no exercise of the option to purchase additional units).

Underwriting Discounts	$0.7875 per unit; $1,260,000 total (assuming no exercise of the option to purchase additional units).

Net Proceeds	$38,240,000 (or $44,051,000 if the underwriters exercise in full their option to purchase additional units) after deducting the underwriting discount and offering expenses.

Use of Proceeds

The Partnership intends to use the proceeds from this offering to repay indebtedness under its revolving credit facility, which the Partnership may re-borrow from time to time for general partnership purposes, including to redeem or repurchase a portion of the Partnership’s Class A Preferred Units. The Partnership has agreed to redeem approximately $90 million of the Class A Preferred Units with the net proceeds from this offering and borrowings available under its revolving credit facility for a total redemption cost of $100 million.

Maturity Date	Perpetual (unless redeemed by us on or after April 15, 2024 or in connection with a Change of Control).

Liquidation Preference	$25.00 per unit plus accumulated and unpaid distributions (subject to adjustment for any splits, combinations or similar adjustment to the units).

Distribution Payment Dates and Record Dates

Quarterly in arrears on January 15, April 15, July 15 and October 15 of each year (each, a “Distribution Payment Date”), commencing July 15, 2019, to holders of record as of the opening of business on the January 1, April 1, July 1 or October 1 next preceding the Distribution Payment Date.

Initial Distribution Payment	$951,805.56 ($0.59 per unit).

Distribution Rate

The initial distribution rate for the units from and including the date of original issue to, but not including, April 15, 2024 will be 9.625% per annum of the $25.00 liquidation preference per unit (equal to $2.40625 per unit per annum). On and after April 15, 2024, distributions on the units will accumulate at a percentage of the $25.00 liquidation preference equal to the applicable three-month LIBOR plus a spread of 738.4 basis points.

Optional Redemption

At any time on or after April 15, 2024, we may redeem, in whole or in part, the units at a redemption price in cash of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to, but not including, the date of redemption, regardless of whether declared.

Upon the occurrence of a Change of Control, we may, at our option, redeem the units, in whole or in part, within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per unit, plus all accumulated and unpaid distributions to, but not including, the date of redemption, regardless of whether declared.

Change of Control Conversion Right Unit Cap	3.5791

CUSIP/ISIN	62913M305 / US62913M3051

Book-Running Managers	RBC Capital Markets, LLC Morgan Stanley & Co. LLC UBS Securities LLC

Joint-Lead Manager	Stifel, Nicolaus & Company, Incorporated

Co-Manager	Raymond James & Associates, Inc.

Additional Information

Capitalization Disclosure

As of December 31, 2018, after giving pro forma effect to the offering of the units and the application of the net proceeds therefrom as described under “Use of Proceeds” in the preliminary prospectus supplement, the Partnership and its consolidated subsidiaries would have had approximately $2.2 billion of total long-term debt, including current maturities, including approximately $850.8 million of working capital borrowings, approximately $1.9 billion of total long-term debt, net of current maturities, approximately $2.4 billion of total equity and a total capitalization of approximately $4.7 billion.

As of December 31, 2018, after giving pro forma effect to the offering of the units, the application of the net proceeds therefrom and the redemption of approximately $90 million of the Class A Preferred Units with the net proceeds from this offering and borrowings available under its revolving credit facility for a total redemption cost of $100 million, as described under “Use of Proceeds” above, the Partnership and its consolidated subsidiaries would have had approximately $2.3 billion of total long-term debt, including current maturities, including approximately $889.0 million of working capital borrowings, approximately $2.0 billion of total long-term debt, net of current maturities, approximately $2.3 billion of total equity and a total capitalization of approximately $4.7 billion.

All information (including financial information) presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the units and is not soliciting an offer to buy the units in any jurisdiction where the offer or sale is not permitted.

The Partnership has filed a registration statement (including a prospectus) and a prospectus supplement with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. All capitalized terms used but not defined herein have the meaning set forth in the prospectus supplement.  Before you invest, you should read the prospectus in that registration statement and the prospectus supplement and any other documents the issuer has filed with the SEC for more complete information about the Partnership and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Partnership, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting: RBC Capital Markets, LLC at 1-866-375-6829, Morgan Stanley & Co. LLC at 866-718-1649 and UBS Securities LLC at 1-888-827-7275.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.